# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Factorial Energy Inc., CIK 0002049662
CUSIP: 30347G103
Title of class of securities: Series A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 805 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0001605484
Persons authorized to receive notices and communications: Giorgio Fossati, Taurusavenue 1, Hoofddorp, Netherlands (P7), 2132 LS, 31-23-700-1511

## Reporting persons
- Stellantis N.V. (CIK 0001605484): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,669,995; sole dispositive power 0; shared dispositive power 8,669,995; aggregate amount beneficially owned 8,669,995 (9.5% of the class)
- Stellantis Europe S.p.A. (CIK 0001978738): type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 0; shared voting power 8,234,493; sole dispositive power 0; shared dispositive power 8,234,493; aggregate amount beneficially owned 8,234,493 (9% of the class)
- Stellantis Ventures B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 435,502; sole dispositive power 0; shared dispositive power 435,502; aggregate amount beneficially owned 435,502 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, $0.00001 par value per share
Name of issuer: Factorial Energy Inc.
Address of issuer's principal executive offices: 805 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by:

(i) Stellantis N.V., a Netherlands public limited liability company ("Stellantis");

(ii) Stellantis Europe S.p.A., a company organized under the laws of Italy ("Stellantis Europe"); and

(iii) Stellantis Ventures B.V., a Netherlands private limited company ("Stellantis Ventures"),

(collectively, the "Reporting Persons"). Stellantis directly owns all of the equity interests in Stellantis Europe and Stellantis Ventures.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The business address of: (i) Stellantis is Taurusavenue 1, 2132LS, Hoofddorp, The Netherlands; (ii) Stellantis Europe is Corso Giovanni Agnelli 200, 10135 Turin, Italy; and (iii) Stellantis Ventures is Taurusavenue 1, 2132LS, Hoofddorp, The Netherlands.
Present principal occupation or employment: The principal business of: (i) Stellantis is the holding of equity investments; (ii) Stellantis Europe is the manufacture and sale of automobiles; and (iii) Stellantis Ventures is the holding of equity investments.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Stellantis: Netherlands
Stellantis Europe: Italy
Stellantis Ventures: Netherlands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Series A Common Stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the "Business Combination") pursuant to the Business Combination Agreement, dated December 17, 2025, by and among the Issuer, Fenway MS, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Factorial Inc., a Delaware corporation ("Factorial") (as amended by Amendment No.1 to Business Combination Agreement, dated as of March 26, 2026, and Amendment No. 2 to Business Combination Agreement, dated as of May 18, 2026, the "Business Combination Agreement").

In December 2021, Factorial issued and sold to Stellantis Europe (i) 2,205, 032 shares of Series D redeemable preferred stock of Factorial, and (ii) warrants exercisable for 137,814 shares of common stock of Factorial. In August 2025, concurrent with Factorial and FCA US LLC, an affiliate of the Reporting Persons, entering into the Collaboration Agreement files as Exhibit 2 hereto, Factorial issued and sold to Stellantis Ventures a secured convertible promissory note in the aggregate principal amount of $2,000,000. On June 5, 2026 (the "Closing Date"), as a result of the completion of the Business Combination, the Factorial securities (including accrued and unpaid interest, in the case of the promissory note) directly held by Stellantis Europe and Stellantis Ventures were converted into an aggregate of 8,669,995 shares of Series A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities disclosed herein based on the belief that the securities, when acquired, represented an attractive investment opportunity. In connection with the completion of the Business Combination, Jon Nelson, Chief Executive of Stellantis Financial Services, was elected to the board of directors of the Issuer (the "Board").

Except as otherwise disclosed in this Item 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer and other parties concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including without limitation, the Issuer's financial position and business strategy and the execution of that strategy by management, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 7-13 of the cover pages and Item 3 above.

The percentage calculations herein are based upon the statement in the Issuer's Form 8-K, as filed with the SEC on June 11, 2026, that there were 91,510,501 shares of Series A Common Stock of the Issuer outstanding as of the Closing Date.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Items 7-13 of the cover pages and Item 3 above.

The percentage calculations herein are based upon the statement in the Issuer's Form 8-K, as filed with the SEC on June 11, 2026 that there were 91,510,501 shares of Series A Common Stock of the Issuer outstanding as of the Closing Date.
Transactions in the class effected during the past sixty days: Except for the receipt of Issuer securities described in Item 3 above, the Reporting Persons have not effected any transaction in the Series A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Note applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Provisions

The bylaws of the Issuer (the "Bylaws") provide that certain stockholders of Factorial (including Stellantis Europe and Stellantis Ventures) will be prohibited from transferring (except for certain permitted transfers) any shares of Common Stock held by such holder (the "Lock-Up Shares") beginning on the Closing Date and ending (i) with respect to 25% of the Lock-Up Shares, on the date 180 days after the Closing Date (the "Six-Month Lock-Up Date"), (ii) with respect to 25% of the Lock-Up Shares, on the date 270 days after the Closing Date (the "Nine-Month Lock-Up Date") and (iii) with respect to 50% of the Lock-Up Shares, on the first anniversary of the Closing Date (the "One Year Lock-Up Date" and each of the Six-Month Lock-Up Date, the Nine-Month Lock-Up Date and the One Year Lock-Up Date, a "Lock-Up Termination Date"); provided, however, that on the dates on which certain trading price conditions are satisfied, such transfer restrictions will terminate with respect to one-third of the Lock-Up Shares ("Early Release Lock-Up Shares"), with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order.

Registration Rights Agreement

In connection with the Business Combination, the Issuer and certain stockholders of Factorial (including Stellantis Europe and Stellantis Ventures) entered into an amended and restated registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things, the Issuer agreed that, within 30 calendar days following the Closing Date, the Issuer will file with the SEC (at its sole cost and expense) a registration statement registering the resale of certain shares of the Issuer's Series A Common Stock held by or issuable to the parties thereto, and the Issuer will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The registration rights agreement will terminate on the earlier of (a) the seven year anniversary of the date of the registration rights agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any registerable securities.

The foregoing descriptions of the Bylaws and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are included as Exhibits 6 and 7 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement of the Reporting Persons (filed herewith).
2. Collaboration Agreement, dated August 1, 2025 (incorporated by reference to Exhibit 10.25 to the Issuer's Amendment No. 2. to Form S-4 registration statement filed on April 29, 2026).
3. Business Combination Agreement, dated as of December 17, 2025 (incorporated by reference to Annex A-1 to the Issuer's Proxy Statement/Prospectus filed on May 6, 2026).
4. Amendment No. 1 to Business Combination Agreement, dated as of March 26, 2026 (incorporated by reference to Annex A-1 to the Issuer's Proxy Statement/Prospectus filed on May 6, 2026).
5. Amendment No. 2 to Business Combination Agreement, dated as of May 18, 2026 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on May 18, 2026).
6. Issuer's Bylaws (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on June 10, 2026).
7. Amended and Restated Registration Rights Agreement, dated as of June 5, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 10, 2026).
8. Powers of Attorney (filed herewith).
9. Directors and Executive Officers of Stellantis (filed herewith).

## Signatures
- Stellantis N.V.: /s/ Giorgio Fossati, Giorgio Fossati/General Counsel (06/17/2026)
- Stellantis Europe S.p.A.: /s/ Giorgio Fossati, Giorgio Fossati/Attorney-in-Fact (06/17/2026)
- Stellantis Ventures B.V.: /s/ Giorgio Fossati, Giorgio Fossati/Attorney-in-Fact (06/17/2026)